UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 9)

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R109

(CUSIP Number)

Franz Wolf

Eco Telecom Limited

Suite 2

4 Irish Place

Gibraltar

(350) 41977

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2005

(Date of Event which Requires Filing of this Statement)

With a Copy to:

Pavel Kulikov

OOO Alfa Telecom

21 Novy Arbat

121019 Moscow, Russia

(7-095) 981 4449

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68370R109	13D	Page 2 of 12

1.	Name of Reporting Person: I. R.S. Identification No. of Above Persons (Entities Only): Eco Telecom Limited 000-00-0000
2.	Check the Appropriate Box If a Member of a Group* a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds* AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). N/A	☐
6.	Citizenship or Place of Organization: Gibraltar

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power 12,563,782 Common Stock** 8. Shared Voting Power 0 9. Sole Dispositive Power 12,563,782 Common Stock** 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,563,782 Common Stock**
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares:*	☐
13.	Percent of Class Represented By Amount in Row (11) 24.5% of Common Stock**
14.	Type of Reporting Person* 00; HC

*	See Instructions before filling out!
**	Eco Telecom is also the direct beneficial owner of 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock owned by Eco Telecom represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

CUSIP No. 68370R109	13D	Page 3 of 12

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entitles Only): Alfa Telecom Limited 000-00-0000
2.	Check the Appropriate Box If a Member of a Group* a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds* OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number Of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power 12,563,782 Common Stock** 8. Shared Voting Power 0 9. Sole Dispositive Power 12,563,782 Common Stock** 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,563,782 Common Stock**
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented By Amount in Row (11) 24.5% of Common Stock**
14.	Type of Reporting Person* 00; HC

*	See Instructions before filling out!

**	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

CUSIP No. 68370R109	13D	Page 4 of 12

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entitles Only): CTF Holdings Limited 000-00-0000
2.	Check the Appropriate Box If a Member of a Group* a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds* AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Gibraltar

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power 12,563,782 Common Stock** 8. Shared Voting Power 0 9. Sole Dispositive Power 12,563,782 Common Stock** 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,563,782 Common Stock
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented By Amount in Row (11) 24.5% of Common Stock
14.	Type of Reporting Person* 00; HC

*	See Instructions before filling out!

**	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

CUSIP No. 68370R109	13D	Page 5 of 12

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entities Only): Crown Finance Foundation 000-00-0000
2.	Check the Appropriate Box If a Member of a Group* a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds* AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Liechtenstein

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power 12,563,782 Common Stock** 8. Shared Voting Power 0 9. Sole Dispositive Power 12,563,782 Common Stock** 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,563,782 Common Stock**
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented By Amount in Row (11) 24.5% of Common Stock**
14.	Type of Reporting Person* 00

*	See Instructions before filling out!

**	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock that the Reporting Person may be deemed to beneficially own, represents approximately 32.9% of the Issuer’s outstanding voting capital stock. See Item 5.

Item 1. Security and Issuer

This Amendment Number 9 (the “Amendment”) to the Statement on Schedule 13D relates to the common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), a Russian open joint stock company. The initial Statement on Schedule 13D as previously filed jointly by Eco Telecom Limited (“Eco Telecom”), Eco Holdings Limited, CTF Holdings Limited (“CTF Holdings”) and Crown Finance Foundation (“Crown Finance”) on June 11, 2001, as amended and supplemented by Amendment Numbers 1 through 8 (collectively, the “Statement”) is hereby amended and supplemented with respect to the items set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.

Item 2. Identity and Background

This Amendment is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Eco Telecom;

(ii)	Alfa Telecom Limited (“Alfa Telecom”);

(iii)	CTF Holdings; and

(iv)	Crown Finance.

This Statement relates to the shares of Common Stock held for the account of Eco Telecom.

The Reporting Persons

Eco Telecom is a Gibraltar company, with its principal business address at 10/8 International Commercial Centre, Casemates Square, Gibraltar. The principal business of Eco Telecom is to function as a holding company. Current information concerning the identity and background of the directors and officers of Eco Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Alfa Telecom is a British Virgin Islands company, with its principal address at P.O. Box 3339, Geneva Place, Second Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom is to function as a holding company. Alfa Telecom is the sole shareholder of Eco Telecom and, in such capacity, may be deemed to be the beneficial owner of the Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Alfa Telecom is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

CTF Holdings is a Gibraltar limited liability company with its principal address at Suite 2, 4 Irish Place, Gibraltar. The principal business of CTF Holdings is to function as a holding company. CTF Holdings indirectly owns a majority of the shares of Alfa Telecom and, in such capacity, may be deemed to be the beneficial owner of the Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of CTF Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

Crown Finance is a Liechtenstein foundation with its principal address at Am Schragen Weg 14, P.O. Box 1618, FL-9490, Vaduz, Liechtenstein. The principal business of Crown Finance is investment and management of the assets and capital of the foundation. Crown Finance is the sole shareholder of CTF Holdings and, in such capacity, may be deemed to be the beneficial owner of the Common Stock held for the account of Eco Telecom. Current information concerning the identity and background of the directors and officers of Crown Finance is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

The “Supervisory Board” coordinates the strategic development of a group of affiliated entities, often referred to as the “Alfa Group Consortium,” which group includes the Reporting Persons. In certain instances, the Supervisory Board issues recommendations regarding strategic business decisions to the entities that are members of the Alfa Group Consortium. Current information regarding the identity and background of the members of the Supervisory Board is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No material change.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On December 24, 2004, Eco Telecom notified VimpelCom and Telenor East Invest AS of Eco Telecom’s intention to pledge a certain number of the shares of Common Stock owned by Eco Telecom in connection with the transaction described below.

Eco Telecom issued $350,000,000 floating rate bonds due April 28, 2008 (the “Bonds”) pursuant to an Indenture dated April 28, 2005, by and among Eco Telecom, Alfa Telecom as Guarantor, Deutsche Bank AG London branch as Calculation Agent and Deutsche International Corporate Services Limited as Trustee (the “Indenture”). Eco Telecom then sold the Bonds to Deutsche Bank AG London branch pursuant to a repurchase transaction documented under a TBMA/ISMA Global Master Repurchase Agreement (as modified by Annex I thereto), as supplemented by a letter agreement containing additional terms and conditions to the repurchase transaction, between Eco Telecom and Deutsche Bank AG London branch dated April 26, 2005 (the “Repurchase Agreement”). Repayment of the Bonds is guaranteed by Alfa Telecom. Pursuant to a Collateral Agreement dated April 28, 2005, by and among Eco Telecom, The Bank of New York as Securities Intermediary (the “Securities Intermediary”) and Depositary under the ADR program and Deutsche International Corporate Services Limited (the “Collateral Agent”) as Collateral Agent and Trustee (the “Collateral Agreement”), Eco Telecom granted to the Collateral Agent a security interest in 5,120,000 shares of Common Stock or security entitlements in respect thereof (the “Pledged Shares”) to secure the performance of its obligations under the Bonds and the Indenture. During the term of the Collateral Agreement, the Pledged Shares will be held by the Securities Intermediary. Eco Telecom has also delivered 6,426,600 shares of VimpelCom Preferred Stock and an additional 7,443,782 shares of Common Stock (together, the “Escrowed Shares”) to The Bank of New York as escrow agent to be held in escrow, except as set forth below, during the term of the Collateral Agreement, pursuant to an Escrow Agreement dated April 28, 2005, entered into by and among Eco Telecom, the Collateral Agent, Alfa Telecom and The Bank of New York as escrow agent (the “Escrow Agreement”).

Pursuant to the Collateral Agreement, Eco Telecom delivered the Pledged Shares to the Collateral Agent, and the Pledged Shares will be held during the term of the Collateral Agreement by the Securities Intermediary through a nominee. Upon the occurrence of an LTV Ratio Triggered Early Maturity or an Event of Default, each as defined in the Collateral Agreement, the Collateral Agent may exercise on behalf of the Trustee all the rights of a secured party under the New York Uniform Commercial Code and may sell the collateral at public or private sale or at any broker’s board or on any securities exchange, for cash, upon credit or for future delivery. The Collateral Agreement will terminate upon fulfilment of all of the obligations of Eco Telecom under the Indenture, the Bonds and the Collateral Agreement.

Pursuant to the Escrow Agreement, Eco Telecom pledged, assigned and granted to the Escrow Agent a continuing security interest in, and a lien on, the Escrowed Shares as security for the due and punctual performance of Eco Telecom’s obligations to the Escrow Agent under the Escrow Agreement. The Escrowed Shares will be released to Eco Telecom upon the earlier to occur of (i) the termination of the Collateral Agreement or (ii) a Permitted Financing Transaction (as defined in the Indenture) or (iii) the sale of any Pledged Shares pursuant to the Collateral Agreement, provided that the Collateral Agent is not prevented from exercising its rights under the Collateral Agreement.

Eco Telecom will be entitled to exercise all voting and other rights attaching to the Escrowed Shares and, unless an LTV Ratio Triggered Early Maturity or Event of Default (each as defined in the Collateral Agreement) has occurred and is continuing, the Pledged Shares.

The description of the Indenture, Collateral Agreement, Escrow Agreement and Repurchase Agreement contained in this Item 4 is qualified in its entirety by reference to the complete text of these agreements filed as Exhibits hereto.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

(a) No material change.

(b) No material change.

(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to shares of Common Stock during the past 60 days by any of the persons named in response to Item 2, other than the transactions described in this Amendment.

(d) No material change.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented with the information reported in response to Item 4 hereto, which is incorporated by reference in response to this Item 6.

Item 7. Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: April 29, 2005	ECO TELECOM LIMITED

	By:	/s/ Pavel Kulikov
Pavel Kulikov
Attorney-in-Fact

Date: April 29, 2005	ALFA TELECOM LIMITED

	By:	/s/ Franz Wolf
Franz Wolf
Director

Date: April 29, 2005	CTF HOLDINGS LIMITED

	By:	/s/ Franz Wolf
Franz Wolf
Director

Date: April 29, 2005	CROWN FINANCE FOUNDATION

	By:	/s/ Franz Wolf
Franz Wolf
Attorney-in-Fact

ANNEX A

Directors and Officers of Eco Telecom Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Pavel Volitskiy, Director (Russia)	Manager, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Alfa Telecom Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11 Boulevard Royale, L-2449 Luxembourg

Georgia Karydes, Director (Cypriot)	Director, Feldmans Management (Overseas) Ltd.	6, Nikou Georgiou street, Block C, office 704, Nicosia 1098, Cyprus

Alla Kudryavtseva, Director (Russia)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Pavel Volitskiy, Director (Russia)	Manager, CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of CTF Holdings Limited

Name/Title/Citizenship	Principal Occupation	Business Address
Alla Kudryavtseva, Director (Russia)	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Franz Wolf, Director (Germany)-	Director of CTF Holdings Limited	Suite 2, 4 Irish Place, Gibraltar

Directors and Officers of Crown Finance Foundation

Name/Title/Citizenship	Principal Occupation	Business Address
Christian Rosenov, Director (Switzerland)	Financial Adviser	Talacker 35, 8001 Zurich, Switzerland

Dr. Norbert Seeger, Director, (Liechtenstein)	Attorney, Arcomm Trust Company	Am Schragen Weg 14, P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Dr. Christian Zangerle, Director, (Austria)	Attorney, Law Office of Dr. Norbert Seeger	Am Schragen Weg 14, P.O. Box 1618 FL-9490 Vaduz, Liechtenstein

Directors of the Supervisory Board of Alfa Group Consortium

Name/Title/Citizenship	Principal Occupation	Business Address
Peter Aven, Director (Russia)	President of OJSC Alfa Bank	11 Mashy Poryvaevoy Street 107078 Moscow, Russia

Alexandr Fain, Director (Russia)	Chief Executive Officer of LLC Alfa Eco	21 Novy Arbat Street 121019 Moscow, Russia

Mikhail Fridman, Director (Russia)	Chairman of the Board of Directors of OJSC Alfa Bank	9 Mashy Poryvayevoy Street 107078 Moscow, Russia

Michail Gamzin, Director (Russia)	Director General, OAO Russian Technologies	3rd Golutvinsky Pereulok, 10 Building 6 109180 Moscow, Russia

German Khan, Director (Russia)	Executive Director of TNK-BP Management	18/2, Schipok Street 115093 Moscow, Russia

Alexander Kosiyanenko, Director (Russia)	Chief Executive Officer of JSC Perekrestok	14817 Moscow Region District of Mytischy Paveltsevo Village, Russia

Alexey Kuzmichev, Director (Russia)	Chairman of Board of Directors of Alfa Eco Group	21 Novy Arbat Street 121019 Moscow, Russia

Nigel John Robinson, Director (United Kingdom)	Director of Corporate Development, Finance and Control for Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3 119034 Moscow, Russia

Alexei Reznikovich, Director (Russia)	Director for Asset Management and Control, Alfa Group	6 Sechenovskiy Pereulok, Building #3, Floor #3 119034 Moscow, Russia

Alexander Savin, Director (Russia)	Chief Executive Officer, Alfa Eco Group	12 Krasnopresenskaya Nab. World Trade Center 2, Entrance 7 123610 Moscow, Russia

To the best of the Reporting Persons’ knowledge:

(a) None of the above persons hold any Shares.

(b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

Index to Exhibits

Exhibit 24.1	A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Eco Telecom Limited, incorporated herein by reference to Exhibit 24.2 to Amendment Number 3 to the Statement on Schedule 13D filed by Eco Telecom Limited, inter alios, with the Securities and Exchange Commission on June 05, 2002

Exhibit 24.2	A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this amendment on behalf of Crown Finance Foundation, incorporated herein by reference to Exhibit 24.1 to Amendment Number 7 to the Statement on Schedule 13D filed by Eco Telecom Limited, inter alios, with the Securities and Exchange Commission on August 23, 2004

Exhibit 99.1	A conformed copy of the joint filing agreement by and among the Reporting Persons, inter alios, dated August 19, 2004, incorporated herein by reference to Exhibit 99.1 to Amendment Number 7 to the Statement on Schedule 13D filed by the Reporting Persons, inter alios, with the Securities and Exchange Commission on August 23, 2004

Exhibit 99.2	Indenture dated April 28, 2005, by and among Eco Telecom Limited, Alfa Telecom Limited as Guarantor, Deutsche Bank AG London branch as Calculation Agent and Deutsche International Corporate Services Limited as Trustee

Exhibit 99.3	Collateral Agreement dated April 28, 2005, by and among Eco Telecom Limited, The Bank of New York as Securities Intermediary and Depositary under the ADR program and Deutsche International Corporate Services Limited as Collateral Agent and Trustee

Exhibit 99.4	Escrow Agreement dated April 28, 2005, entered into by and among Eco Telecom Limited, Deutsche International Corporate Services Limited, Alfa Telecom Limited and The Bank of New York as escrow agent

Exhibit 99.5	Repurchase Agreement between Eco Telecom and Deutsche Bank AG London Branch dated April 26, 2005